UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO. )*

                   Universal Stainless & Alloy Products, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    913837100
                                 (CUSIP Number)

                                December 7, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  331,500

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  331,500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  331,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  331,500

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  331,500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  331,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%

12.      TYPE OF REPORTING PERSON*

                  HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  140,426

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  140,426

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  140,426

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  140,426

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  140,426

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  140,426

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  183,174

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  183,174

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  183,174

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Holdings, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  183,174

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  183,174

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  183,174

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  183,174

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  183,174

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  183,174

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.9%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  7,900

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  7,900

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  7,900

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         Universal Stainless & Alloy Products, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         600 Mayer Street
         Bridgeville, Pennsylvania 15017

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

         - Christian Leone, a United States Citizen ("Leone").

         - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

         - Luxor Capital Group, LLC, a Delaware limited liability company ("Luxor Capital Group").

         - Luxor  Capital  Partners,   LP,  a  Delaware  limited   partnership
           ("Domestic Fund").

         - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

         - Luxor Capital Holdings, LP, a Delaware limited partnership ("Luxor Capital Holdings").

         - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

         - Luxor Capital Management, LLC, a Delaware limited liability company ("LCM").

Mr. Leone is the sole member and manager of LCG Holdings. LCG Holdings is the manager of Luxor Capital Group, the general partner of the Domestic Fund. LCG Holdings is also the manager of Luxor Management, the general partner of Luxor Capital Holdings. Luxor Capital Holdings is the investment manager of the Offshore Fund.

LCG Holdings and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Domestic Fund and the Offshore Fund. Luxor Management may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Offshore Fund.

LCM, a subsidiary of LCG Holdings, manages separate accounts.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of Mr. Leone, LCG Holdings, Luxor Capital Group, the Domestic Fund, Luxor Management, Luxor Capital Holdings and LCM is 599 Lexington Avenue, 35th Floor, New York, New York 10022.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Mr. Leone is a citizen of the United States.

     Each of LCG Holdings, Luxor Capital Group, Luxor Management and LCM is a limited liability company formed under the laws of the State of Delaware.

     Each of the Domestic Fund and Luxor Capital Holdings is a limited partnership formed under the laws of the State of Delaware.

     The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.001 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     913837100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         (i) The  Domestic  Fund  beneficially  owns  140,426  shares of Common
         Stock.

         Luxor Capital Group, as the general partner of the Domestic Fund, may be deemed to beneficially own the shares of Common Stock held by the Domestic Fund.

         (ii) The Offshore  Fund  beneficially  owns  183,174  shares of Common
         Stock.

         Luxor Capital Holdings, as the investment manager of the Offshore Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Fund.

         (iii) LCG Holdings and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock held by the Domestic Fund and Offshore Fund.

         (iv) Luxor Management may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

         (v) LCM beneficially owns the 7,900 shares of Common Stock as a result of its management of separate accounts.

         LCG Holdings and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock held by LCM.

         (vi) Collectively, the Reporting Persons beneficially own 331,500 shares of Common Stock.

     (b) Percent of Class:

         (i) The Domestic Fund's and Luxor Capital Group's beneficial ownership of 140,426 shares of Common Stock represents 2.2% of all of the outstanding shares of Common Stock.

         (ii)  The  Offshore   Fund's,   Luxor  Capital   Holdings'  and  Luxor
         Management's beneficial ownership of 183,174 shares of Common Stock represents 2.9% of all of the outstanding shares of Common Stock.

         (iii) LCM's, LCG Holdings' and Mr. Leone's beneficial ownership of the 7,900 shares of Common Stock beneficially owned by LCM through the separate accounts it manages, represents 0.1% of all of the outstanding shares of Common Stock.

         (iv) LCG Holdings' and Mr. Leone's beneficial ownership of 331,500 shares of Common Stock represents 5.2% of all of the outstanding shares of Common Stock.

         (v) Collectively, the Reporting Persons' beneficial ownership of 331,500 shares of Common Stock represents 5.2% of all of the outstanding shares of Common Stock.

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote

             Not applicable.

         (ii)  Shared  power to vote or to direct  the vote of shares of Common
         Stock:

         Luxor Capital Group and the Domestic Fund have shared power to vote or direct the vote of the 140,426 shares of Common Stock held by the Domestic Fund.

         Mr. Leone and LCG Holdings may be deemed to indirectly have shared power with Luxor Capital Group and the Domestic Fund to vote or direct the vote of the shares of Common Stock held by the Domestic Fund.

         Luxor Capital Holdings and the Offshore Fund have shared power to vote or direct the vote of the 183,174 shares of Common Stock held by the Offshore Fund.

         Mr. Leone, LCG Holdings and Luxor Management may be deemed to indirectly have shared power with Luxor Capital Holdings and the Offshore Fund to vote or direct the vote of the shares of Common Stock held by the Offshore Fund.

         Mr. Leone and LCG Holdings may be deemed to indirectly have shared power with LCM to vote or direct the vote of the shares of Common Stock beneficially owned by LCM through the separate accounts it manages.

         (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

               Not applicable.

         (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

         Luxor Capital Group and the Domestic Fund have shared power to dispose or direct the disposition of the 140,426 shares of Common Stock beneficially held by the Domestic Fund.

         Mr. Leone and LCG Holdings may be deemed to indirectly have shared power with Luxor Capital Group and the Domestic Fund to dispose or direct the disposition of the shares of Common Stock held by the Domestic Fund.

         Luxor Capital Holdings and the Offshore Fund have shared power to dispose or direct the disposition of the 183,174 shares of Common Stock held by the Offshore Fund.

         Mr. Leone, LCG Holdings and Luxor Management may be deemed to indirectly have shared power with Luxor Capital Holdings and the Offshore Fund to dispose or direct the disposition of the shares of Common Stock held by the Offshore Fund.

         Mr. Leone and LCG Holdings may be deemed to indirectly have shared power with LCM to dispose or direct the disposition of the shares of Common Stock beneficially owned by LCM through the separate accounts it manages.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  December 22, 2004

          LUXOR CAPITAL PARTNERS, LP
          By: Luxor Capital Group, LLC, as General Partner
                By: LCG Holdings, LLC, as Manager


                    By:/s/ Christian Leone
                       -------------------
                           Christian Leone, Manager


          LUXOR CAPITAL GROUP, LLC
          By: LCG Holdings, LLC, as Manager


              By:/s/ Christian Leone
                 -------------------
                     Christian Leone, Manager


          LCG HOLDINGS, LLC


          By:/s/ Christian Leone
             -------------------
                 Christian Leone, Manager


          LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
          By: Luxor Capital Holdings, LP, as Investment Manager
                By: Luxor Management, LLC, as General Partner
                      By: LCG Holdings, LLC, as Manager


                          By:/s/ Christian Leone
                             -------------------
                                 Christian Leone, Manager


          LUXOR CAPITAL HOLDINGS, LP
          By: Luxor Management, LLC, as General Partner
                By: LCG Holdings, LLC, as Manager


                    By:/s/ Christian Leone
                      -------------------
                           Christian Leone, Manager



          LUXOR MANAGEMENT, LLC
          By: LCG Holdings, LLC, as Manager


              By:/s/ Christian Leone
                 -------------------
                     Christian Leone, Manager


          LUXOR CAPITAL MANAGEMENT, LLC
          By: LCG Holdings, LLC, as Manager



              By:/s/ Christian Leone
                 -------------------
                     Christian Leone, Manager



          /s/ Christian Leone
          -------------------
              Christian Leone

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Universal Stainless & Alloy Products, Inc. dated as of December 22, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 22, 2004

          LUXOR CAPITAL PARTNERS, LP
          By: Luxor Capital Group, LLC, as General Partner
                By: LCG Holdings, LLC, as Manager


                    By:/s/ Christian Leone
                       -------------------
                           Christian Leone, Manager


          LUXOR CAPITAL GROUP, LLC
          By: LCG Holdings, LLC, as Manager


              By:/s/ Christian Leone
                 -------------------
                     Christian Leone, Manager


          LCG HOLDINGS, LLC


          By:/s/ Christian Leone
             -------------------
                 Christian Leone, Manager


          LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
          By: Luxor Capital Holdings, LP, as Investment Manager
                By: Luxor Management, LLC, as General Partner
                      By: LCG Holdings, LLC, as Manager


                          By:/s/ Christian Leone
                             -------------------
                                 Christian Leone, Manager


          LUXOR CAPITAL HOLDINGS, LP
          By: Luxor Management, LLC, as General Partner
                By: LCG Holdings, LLC, as Manager


                    By:/s/ Christian Leone
                      -------------------
                           Christian Leone, Manager



          LUXOR MANAGEMENT, LLC
          By: LCG Holdings, LLC, as Manager


              By:/s/ Christian Leone
                 -------------------
                     Christian Leone, Manager


          LUXOR CAPITAL MANAGEMENT, LLC
          By: LCG Holdings, LLC, as Manager



              By:/s/ Christian Leone
                 -------------------
                     Christian Leone, Manager



          /s/ Christian Leone
          -------------------
              Christian Leone

                                    EXHIBIT B


Christian Leone

LCG Holdings, LLC

Luxor Capital Group, LLC

Luxor Capital Partners, LP

Luxor Management, LLC

Luxor Capital Holdings, LP

Luxor Capital Partners Offshore, Ltd.

Luxor Capital Management, LLC